Exhibit 2.4

CERTIFICATE OF MERGER

OF

BCDI MERGER SUB I INC.

INTO

SIGNING DAY SPORTS, INC.

March 16, 2026

Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Signing Day Sports, Inc., a Delaware corporation, and the name of the corporation being merged into this surviving corporation is BCDI Merger Sub I Inc., a Delaware corporation.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Signing Day Sports, Inc., a Delaware corporation.

FOURTH: The certificate of incorporation of the surviving corporation in effect immediately prior to the effective time of the merger shall be amended and restated in its entirety to read as attached hereto as Exhibit A and shall be the Certificate of Incorporation of the surviving corporation.

FIFTH: The merger is to become effective upon filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: The Agreement of Merger is on file at 1540 Broadway, Suite 1010, New York, NY 10036, the principal place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of any constituent corporation.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, on March 16, 2026.

Signing Day Sports, Inc.

By:	/s/ Daniel Nelson
Name:	Daniel Nelson
Title:	Chief Executive Officer

[Certificate of Merger: BCDI Merger Sub I Inc - Signing Sports Day, Inc.]